Exhibit 99.1

(All amounts expressed in United States dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES US$220 MILLION SALE OF COMMON SHARES
TO ONE INSTITUTIONAL INVESTOR

Toronto (March 27, 2017) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has agreed to issue and sell 5,003,412 common shares of Agnico Eagle (the “Common Shares”) directly to an institutional investor in the United States at a price of US$43.97 per Common Share, for total consideration of approximately US$220 million (the “Offering”). The net proceeds of the Offering will be used for general corporate purposes. The Offering is expected to close on or about March 31, 2017, subject to stock exchange approval and the satisfaction of customary conditions.

The Common Shares were offered and are being sold directly by Agnico Eagle without an underwriter or placement agent.  Maxit Capital LP and Sprott Capital Partners are acting as financial advisors to Agnico Eagle in connection with the Offering.

“Agnico Eagle is pleased to welcome an important new strategic institutional investor to our share register, and we look forward to continuing to develop this relationship over time”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “The offering also further enhances our financial flexibility as we build out our platform of high quality growth projects”, added Mr. Boyd.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden. Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Other Information

The Common Shares were offered by way of a prospectus supplement under Agnico Eagle’s shelf prospectus and registration statement on Form F-10 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canadian multijurisdictional disclosure system. The prospectus supplement will be filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC.

Forward-Looking Statements

The information in this news release has been prepared as at March 27, 2017. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to, statements relating to Agnico Eagle’s expected use of the net proceeds from the Offering, the expected timing of the closing of the Offering and the filing by Agnico Eagle of a prospectus supplement relating to the Offering.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements

For further information:	Investor Relations
(416) 947-1212